SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 18/17

Election of the Company’s Statutory Audit Committee

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), announces to its shareholders and to the market in general that, during the 168th Ordinary Board Of Directors’, held on July 13, 2017, the following members were elected to be part of the Company’s Statutory Audit Committee:

•         Mauricio Schulman, as a member and Chairman;

•         Rogério Perna, as a member and financial specialist;

•         Luiz Henrique Tessuti Dividino, as a member;

•         Leila Abraham Loria, as a member; and

•         Olga Stankevinius Colpo, as a member.

The Committee was constituted following the guidelines of Copel's Bylaws and Rule 10 A-3 of the Securities Exchange Act. This Committee reports and is directly linked to the Board of Directors. The Audit Committee’s main duties are controlling, revising, supervising, accompanying, and, whenever necessary, presenting suggestions about the Company’s activities.

Curitiba, July 20, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

Notice to the Market – 18/17

Attachment

Mauricio Schulman (Chairman)

Date of birth: 01.21.1932.

Educational background: Specialization in Business Administration (1972); Perfectioning training courses in Electricity and Economy, in France (1960-1961); and Degree in Civil Engineering, from Universidade Federal do Paraná (1950-1954).

Current position: Chairman of the Board of Directors at Companhia Paranaense de Energia - Copel, elected in the 62nd Ordinary Shareholders’ Meeting, held on April 28, 2017, for the 2017-2019 term of office.

Professional background: Chief Executive Officer at Federação Nacional dos Bancos - Febraban/Fenaban (National Bank Federation) (1994-1997); Chairman of the Board of Directors at Light S.A. (1979-1980); Chairman of the Brazilian Commitee at the Comisión de Integración Energética Regional - Bracier (1979-1980); Member of the Board of Directors at BNDE (1974-1980); Member of the National Monetary Council (Conselho Monetário Nacional) (1974-1979); Chief Executive Officer at the Banco Nacional de Habitação - BNH (1974-1979); State Secretary of the Treasury in the State of Paraná (1970-1974); Chief Corporate Management Officer and Chief Executive Officer at Eletrobras (1967-1970 and 1979-1980); Advisor at the Brazilian Federal Government Ministry of Planning and General Coordination (1964-1966); Chief Administrative Officer at Companhia Paranaense de Desenvolvimento Econômico do Paraná - Codepar (1962); and Civil Engineer and Chief Technical Officer at Companhia Paranaense de Energia - Copel (1956-1984).

Rogério Perna

Date of birth: October 5, 1969.

Educational background: Especialization in Controllership from Fundação Escola de Comércio Álvares Penteado - FECAP, São Paulo (1998); and Degree in Accounting Sciences from Universidade Federal de São Carlos - UFSCAR (1991).

Current position: Member of the Board of Directors at Companhia Paranaense de Energia - Copel, elected in the 62nd Ordinary Shareholders’ Meeting, held on April 28, 2017, for the 2017-2019 term of office; Chief Executive Officer and Chief Investors Relations Officer at Companhia Paranaense de Securitização - PRSEC; Alternate Member of the Board of Directors at Companhia de Saneamento do Paraná - Sanepar.

Professional background: Technical Consultant to the State Revenue Coordination - CRE, Department of Treasury of the state of Paraná (2015); Chief Financial Management and Investor Relations Officer at Companhia Paulistana de Securitização - SP (2011-2013); Chief Financial Management Officer at Companhia São Paulo de Desenvolvimento e Mobilização de Ativos - SPDA (2011-2013).

Luiz Henrique Tessuti Dividino

Date of birth: March 23,1964.

Educational background: MBA in Government Relations from Fundação Getúlio Vargas - ISAE (in progress); MBA in Business Administration from Fundação Getúlio Vargas - ISAE (2002); MBA in Logistics from Fundação Getúlio Vargas - ISAE (2000); and Degree in Business Administration from Universidade Ibero-Americana (1990).

Current position: Member of the Board of Directors at Companhia Paranaense de Energia - Copel, elected in the 62nd Ordinary Shareholders’ Meeting, held on April 28, 2017, for the 2017-2019 term of office; Chief Executive Officer at APPA - Administração dos Portos de Paranaguá e Antonina.

Professional background: Chief Executive Officer at Terminais Portuários da Ponta do Félix S.A. (2008-2012); Chief Executive Officer at Porto de Antonina (2007-2008); Chief Development Officer at Porto Pontal Paraná (2005-2007); and Chief Development and Operations Officer at Portos de Paranaguá e Antonina - APPA (2004-2005).

Notice to the Market – 18/17

Leila Abraham Loria

Date of birth: Januray 26, 1954.

Educational background: Governance, Risk and Compliance training course from Risk University KPMG (2016); MBA in Corporate Governance and Capital Markets for executives from B.I. International (2015); Master’s Degree in Business Administration from COPPEAD-UFRJ (1978); and Degree in Business Administration from Fundação Getúlio Vargas (1976).

Current position: Member of the Board of Directors of Companhia Paranaense de Energia - Copel, elected in the 62nd Ordinary Shareholders’ Meeting, held on April 28, 2017, for the 2017-2019 term of office; Consultant/Counselor at LED Consultores.

Professional background: Executive Officer at Telefonica Brasil and Member of the Board of Directors of Telefonica Vivo (2010-2015); Chairman and General Officer at TVA (Abril Group) and Member of the Board of Directors at Tevecap (1999-2010); General Officer and Member of the Board of Directors at Direct TV (1997-1999); Chief Business Officer at Walmart (1994-1997); and Chief Officer for Marketing, Sales, Business, Shopping and Human Resources at Mesbla (1978-1994).

Olga Stankevicius Colpo

Date of birth: May 26, 1952.

Educational background: International executive MBA from FIA/USP (2000); Specialization course in International Business from Harvard University (1996); Specialization course in Managing Managers from Michigan University (1986); Continued Education Program in Human Resources Management from Fundação Getúlio Vargas (1984); and Specialization course in Organizational Psychology from UMC (1975).

Current position: Member of the Board of Directors at Companhia Paranaense de Energia - Copel, elected in the 62nd Ordinary Shareholders’ Meeting, held on April 28, 2017, for the 2017-2019 term of office; Member of the Board of Directors and Audit Committee at Banco BMG S.A.; Member of the Consulting Board of the International Executive MBA at FIA; Counselor and Member of the Executive Board at Childhood Brasil; Member of the Risks and Strategy Committees at AACD; Member of the Fiscal Board at Comunitas; Member of the Family Businesses Comission at IBGC; Visiting Professor at the International Executive MBA program at FIA/USP; Visiting Professor of the Board of Directors Training Course at IBGC; Consulting specialist in Strategic Governance.

Professional background: Chief Executive Officer at Participações Morro Vermelho S.A. (2009-2016); Partner at PWC - PricewaterhouseCoopers (1999-2009); and Partner at Coopers & Lybrand (1974-1999).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 24, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.